Form 10-K/A, Exhibit 13
period 1995-11-30
LANE PLYWOOD INC
filed 1996-03-14
CIK 351864

                                  ANNUAL REPORT

                             TO THE STOCKHOLDERS OF

                               LANE PLYWOOD, INC.

                      FOR THE YEAR ENDED NOVEMBER 30, 1995



                                    DIRECTORS

                                  JAMES E. GENT
                                 PAUL F. EHINGER
                                FRANCIS D. BALES
                                 CARL M. JENSEN
                                 JOHN W. REVELL
                                 GARY R. JENSEN
                                 PAUL W. JENSEN



                                    OFFICERS

                            CARL R. WILEY, PRESIDENT

              JANIS M. JOHNSON, VICE-PRESIDENT/SECRETARY-TREASURER



                                    AUDITORS

                           COOPERS & LYBRAND L.L.P.

                              LANE  PLYWOOD,  INC.
                                     _______

                                 C O N T E N T S
                                    _______




                                                                       Page(s)
                                                                       -------

MESSAGE TO STOCKHOLDERS FROM THE CHAIRMAN OF THE
     BOARD AND PRESIDENT                                                 i
DESCRIPTION OF BUSINESS OPERATIONS                                      ii
DIRECTORS OF THE COMPANY                                                iii
STOCK AND DIVIDEND HISTORY                                              iv


FINANCIAL TABLE OF CONTENTS

Five-Year Summary of Selected Financial Data                             v
Management's Discussion and Analysis                                   vi-x

Report of Independent Accountants                                        1

Financial Statements:
  Balance Sheets                                                         2
   Statements of Operations                                              3
   Statements of Cash Flows                                              4
   Notes to Financial Statements                                       5-14


LANE PLYWOOD, INC.

ANNUAL REPORT TO STOCKHOLDERS


                             MESSAGE TO STOCKHOLDERS
                  FROM THE CHAIRMAN OF THE BOARD AND PRESIDENT


February 1, 1996


Fiscal year operations ending November 30, 1995 resulted in a loss, after provision for taxes, of $335,382.

A review of events impacting Lane Plywood during 1995 brings out the unique character of Lane's net loss. Conditions during 1995 were not normal. The year began with a proxy fight for two Board seats and a controversial offer to buy the Company for $24.50 per share. The Board of Directors, as a result of this confrontation, shifted corporate direction from one of operations to one of seeking a buyer for the group. Lane began incurring costs that had nothing to do with operations. Significant funds were spent addressing the legal and accounting fees related to securities filings and review of offers to purchase the Company, as well as cleaning up past Company obligations. By far, the most significant impact on Lane's financial statements came from the Company's actions that terminated and funded, in full, the old defined benefit plan. This action added expenses to the 1995 Income Statement totaling $1,357,676. On the other side of the Income Statement in October, the Company sold to the State of Oregon, Department of Transportation 7+ acres for a gain of $319,557. By year end, stockholders had been notified of a tentative offer to merge Lane Plywood into a new corporation for a price of $49 per share. Point, 1995 was anything but normal.

Operationally, the Company continued to make gains. If the unusual expenses and gains had not occurred, Lane would have continued the trend of past years and reported a net profit. Lane's plywood business was relatively stable throughout '95. We were able to purchase ample supplies of veneer and experienced no shortages. Product development and raw materials continue to be critical areas, but management has made positive gains in both fields. Today it is not uncommon to see our employees using veneers with names likes: TEPA, ULMO, TAUARI, CYPRESS, and YELLOW POPLAR.

Change has been part of life in Lane for many years now. Fortunately for all of us, in Lane Plywood, we have been able to cope with and survive our changing times. On behalf of Lane Plywood, we would like to say thanks, to all those employees and stockholders who have given that little something extra to help us endure these changing times.

Respectively yours,


      /S/ GARY R. JENSEN
------------------------------
Gary R. Jensen
Chairman of the Board


         /S/ CARL WILEY
---------------------------------
Carl Wiley
President


LANE PLYWOOD, INC.                                                             i

DESCRIPTION OF BUSINESS OPERATIONS




PLYWOOD OPERATIONS

The Corporation produces softwood plywood at its 92 acre plant site in Eugene, Oregon. Its business includes purchasing veneer to satisfy veneer needs, manufacturing and selling plywood from the purchase of veneer, selling green or dry veneer, custom drying and composing veneer, selling plywood manufacturing byproducts, and operating a plywood reload operation.

The principal product manufactured and sold by the Corporation is softwood plywood. Other products include the byproducts and veneers described above. Sales of dry veneer used in the laminated veneer lumber market accounted for 16% of 1994 sales and 13% of 1995 sales. No other product contributed as much as 15% to revenue in any of the last three fiscal years. The Corporation's market for plywood is scattered throughout the 48 contiguous states and Hawaii. Sales are handled by a one-person sales staff from the Eugene mill. Customers include brokers and large distribution warehouses. Except for minor local brokers, sales are made in rail carload or truckload lots, both of which are made from the mill's shipping facility. The major manufacturing byproduct, ply trim, is sold to a mill in Oregon.

Nearly all of the Corporation's plywood products are classified as commodities and are manufactured to voluntary product standards administered by the National Bureau of Standards. The Corporation has no material new products in the development stage. However, the Corporation has been working to find niche noncommodity markets. In 1995, it started to sell plywood blanks to snowboard manufacturers to serve as the core for the snowboards. Sales in fiscal 1995 of this product amounted to approximately $80,000.


TREE FARMS

The Corporation purchased its first tree farm in 1974, and has since added additional timberland to bring its total acreage to 2,105. The Corporation does not anticipate that it can satisfy its raw material needs from these tree farms.

The tree farms consist of seven separate parcels, all located in Klamath, Lane and Douglas Counties in Oregon. They consist primarily of cut over acres that have been or are being reforested. None of the timberland is presently being used for production, although thinning operations have produced some revenue. In fiscal 1995, the revenue from thinning was $47,800; in 1994 it was $59,500; and in 1993 it was $662,794.


LANE PLYWOOD, INC.                                                           ii

DIRECTORS OF THE COMPANY



                                        PRINCIPAL OCCUPATION             DIRECTOR            CURRENT TERM
          NAME AND AGE                      AND EMPLOYER                  SINCE                 EXPIRES
          ------------              ----------------------------         ----------          ------------
 Francis D. Bales, age 58           Sander Operator                        1987                  1995
                                    Lane Plywood, Inc.
                                    65 N. Bertelsen Road
                                    Eugene, Oregon  97402


 Paul F. Ehinger, age 72            Forest Industry Consultant             1986                  1998
                                    Paul F. Ehinger & Associates
                                    1200 High Street, Suite 22
                                    Eugene, Oregon  97401


 James E. Gent, age 66              Veneer Grader                          1979                  1997
                                    Lane Plywood, Inc.
                                    65 N. Bertelsen Road
                                    Eugene, Oregon  97402


 Carl M. Jensen, age 63             Retired                                1989                 1996
                                    c/o Lane Plywood, Inc.
                                    65 N. Bertelsen Road
                                    Eugene, Oregon  97402


 Gary R. Jensen, age 49             Resource Manager                       1988                  1998
                                    Lane Plywood, Inc.
                                    65 N. Bertelsen Road
                                    Eugene, Oregon  97402


 Paul W. Jensen, age 65             Retired                                1991                  1997
                                    c/o Lane Plywood, Inc.
                                    65 N. Bertelsen Road
                                    Eugene, Oregon  97402



 John W. Revell, age 42             Bank Administrator                     1987                  1997
                                    Liberty Federal Bank, S.B.
                                    899 Pearl Street
                                    Eugene, Oregon  97401


LANE PLYWOOD, INC.                                                          iii

STOCK AND DIVIDEND HISTORY





There is no market for Lane common stock. The Corporation has approximately 400 shareholders and Lane common stock trades infrequently. Management of the Corporation does not request or track information about the price at which stock changes hands through private transactions. Therefore, the Corporation is unable to report on historic prices of Lane common stock.

The Board of Directors paid a dividend of $.25 per share on January 15, 1995 to holders of Lane common stock of record as of November 30, 1994. No other dividends have been declared or paid during the previous two years.


LANE PLYWOOD, INC.                                                           iv

                 FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA




                                                              FOR THE YEARS ENDED NOVEMBER 30
                                 -----------------------------------------------------------------------------------------------
                                            1995 (a)           1994 (b)(d)        1993 (c)(d)        1992 (c)(d)       1991
OPERATING RESULTS

Net sales                                 $  39,621,899      $  37,772,648      $  36,776,328     $  33,862,168     $ 27,202,211

Operating income (loss)                         545,940            804,405            756,398           240,913         (411,269)

Income (loss) before
   cumulative effect                           (335,382)           438,562            449,654           104,571         (389,207)
Cumulative effect on prior
   years of change in
   accounting principle
   for income taxes                                                185,600
Net income (loss)                              (335,382)           624,162            449,654           104,571         (389,207)
----------------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
Income (loss) before
    cumulative effect                            $(1.64)             $2.14              $2.20            $  .51           $(1.90)
Cumulative effect on prior
    years of change in
    accounting principle
    for income taxes                                                   .91
Net income (loss)                                 (1.64)              3.05               2.20               .51            (1.90)
Cash dividends declared
    per share                                                          .25
----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Current assets                            $   3,268,653      $   4,305,444      $   4,027,152     $   3,911,464     $  3,434,973
Current liabilities                           1,664,412          2,562,649          2,613,508         2,748,302        1,910,675
Working capital                               1,604,241          1,742,795          1,413,644         1,163,162        1,524,298
Total assets                                  6,258,732          7,530,039          7,449,220         7,217,906        6,169,672
Long-term debt, excludes
   current portion                               95,021            124,428            418,273           503,401          518,484
----------------------------------------------------------------------------------------------------------------------------------

EQUITY
Shareholders' equity                      $   4,286,971      $   4,336,356      $   3,314,590     $   3,406,801      $ 3,495,130
Book value per share                             $20.95             $21.19             $16.20            $16.65           $17.08
Weighted average shares
   outstanding                                  204,662            204,662            204,662           204,662          204,662

----------------------------------------------------------------------------------------------------------------------------------


(a) Includes loss on settlement of pension plan of $1,357,676 and gain on sale of land of $319,557.

(b) Includes additional expense of $61,680 from application of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"; and the cumulative effect (income increase) of $185,600 from SFAS No. 109, "Accounting for Income Taxes". The amount of the cumulative effect has been restated from the amount that was previously reported. See footnote 4 to the financial statements.

(c) Operating income includes gain on sale of timber contracts of $200,515 in 1993 and $631,200 in 1992.

(d) Reflects the adoption of SFAS No. 87, "Employers Accounting for Pensions". The impact was to reduce shareholders' equity by $192,900, $734,767 and $285,997 in 1992, 1993 and 1994, respectively.


LANE PLYWOOD, INC.                                                            v

MANAGEMENT'S DISCUSSION AND ANALYSIS
November 30, 1995


GENERAL

The following discussion and analysis provide information which management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the financial statements and notes thereto.

The following discussions concerning veneer and plywood refer to the qualitative measures based on 3/8 thousand feet (3/8 mft) which is a common industry standard measurement. Measure pertaining to timber relates to thousand board feet (mbf).


RESULTS OF OPERATIONS

FISCAL 1995 COMPARED WITH FISCAL 1994



In January 1995, the Company's Board of Directors decided to explore terminating the defined benefit pension plan. The Board pursued a settlement offer from a third party to annuitize the benefit obligations rather than continue the requirement of making ongoing contributions and incurring plan administration expenses. The plan had been suspended and all benefits were frozen on December 31, 1987. In April 1995, the Company entered into an agreement to transfer sufficient assets to Transamerica Life Insurance Co. and purchase annuities to fully settle and fund the plan and to relieve the Company of any further obligations, as management concluded that long-term interest rates were favorable to do so at that time. This termination resulted in a settlement loss recorded in 1995 in the amount of $1,357,676 and was the primary cause of the net loss in fiscal 1995 of $355,382. Plan expense recorded in 1994 was $115,301. Plan administration expenses, including the Pension Benefit Guaranty Corporation insurance premiums, were approximately $50,000 in 1995 and $60,000 in 1994.



Also in 1995, the Company sold 7.2 acres of land at the mill site to the State of Oregon Department of Transportation for $342,500 for a gain of $308,750. Another strip of land equivalent to .4 acres (20' x 100') to be used as an easement by a neighboring owner was sold for $16,032 for a gain of $10,807. Dispositions of other assets resulted in a gain of $13,797 for 1995.

The plywood market fluctuated monthly during 1995, with average selling prices of $315 to $321 being the highs per month and $287 to $303 being the lows. The average plywood selling price for the fiscal year was $308. Plywood average selling prices increased 3% and volume increased 1% in 1995 over 1994. The increase in average selling prices generally reflects the change in the product mix, which is heavier to sanded plywood and siding materials. The sales volume increase came despite the Company's continuing decision to reduce production rather than produce sheathing, which has increasingly been replaced by alternate products.

Housing starts dropped compared to the prior year, even with lower mortgage interest rates. The Company's production consisted of about 70% in sanded plywood, which was used for commercial building, and the 30% balance as sheathing, which was affected by housing starts. In 1994, sanded plywood was 60% of the Company's production. The plywood plant has operated on a reduced production schedule, with the exception of periodic rebounds, since the end of October 1990.

The Company used outside veneer sources for all veneer needs. Monthly average purchased veneer prices fluctuated erratically from a high of $181 to a low of $161 during 1995, ending the fiscal year with an overall average purchase price of $173. Purchased veneer volume increased 4% and average veneer purchase prices decreased 3% in 1995, compared to 1994. Some sizes and grades have been more difficult to acquire in 1995.


LANE PLYWOOD, INC.                                                           vi

The market for selling dry veneer graded-on-line to Laminated Veneer Lumber
(LVL) manufacturers was mixed in 1995. This operation resulted in revenue of $5,300,000 for 1995 on the sales of 22,000 mft of dry veneer at an average sales price of $245, compared to $5,900,000 on sales of 23,400 mft at an average sales price of $252 for 1994.

In 1995, thinning operations on the Allen and Mahr Lane tree farms produced gross revenue of $47,800 from 174 mbf of timber logged. In 1994, a thinning operation of the Allen tree farm produced gross revenue of $59,500 from 92 mbf of timber logged.

During 1995, the number of employees increased from 200 at year end 1994 to 208 at year end 1995. Interest expense decreased in fiscal 1995 from fiscal 1994 due to reduced average borrowing on the Company's short-term line of credit due in part from additional funds received from income tax refunds and the sale of property.

Federal, state and local laws and regulations establishing standards and requirements for environmental protection have increased in number and scope in recent years. The Company cannot predict the future impact of such standards and requirements which are subject to change and can be applied retrospectively. The Company continues to monitor these laws and regulations and, to the best of its knowledge, believes it was in substantial compliance with such laws and regulations. As of November 30, 1995, the Company has accrued $85,000 for soil remediation in connection with underground storage tanks removed in 1991, based in part on advice from its environmental consultants. The Company is aware of other potential environmental issues arising out of situations at certain of its properties for which there may be future costs incurred for environmental study and remediation. The Company is not currently obligated to incur such costs and, the Company did not contribute to the environmental issue. Management believes that others will be responsible for any such costs and costs, if any, related to these issues will not be material to the financial position of the Company. The Company is not aware of any additional sites for which the Company has potential environmental liability.

The Directors of the Company have executed an Agreement and Plan of Merger for the cash sale of all of Lane Plywood, Inc.'s shares of common stock for $49 per share. The merger must be approved by the shareholders. The shareholder vote is scheduled to occur at the annual shareholders' meeting, which is tentatively scheduled for March 30, 1996.


FISCAL 1994 COMPARED WITH FISCAL 1993

Plywood average selling prices increased 3% and volume decreased 3% in 1994 over 1993. The plywood market stayed fairly even during 1994, with a slight rebound for the last fiscal quarter of 1994 with the increased prices generally reflecting the change in the product mix, which was heavier to sanded plywood. The lower sales volume was still indicative of the Company's decision to reduce production rather than produce sheathing, since sheathing has increasingly been replaced by alternative products.

Housing starts picked up during the year with the lower mortgage interest rates. The Company produced about 60% of its production as sanded plywood, which was used for commercial building, and the 40% balance as sheathing, which was affected by housing starts. The plywood plant has operated on a reduced production schedule, with the exception of periodic rebounds, since the end of October 1990.


LANE PLYWOOD, INC.                                                          vii

The Company used outside veneer sources for most veneer needs, but some sizes and grades were much harder to get. Prices stayed fairly level after the first quarter of 1994. Purchased veneer volume decreased 2% and average veneer purchase price decreased 2% in 1994, compared to 1993.

The market for selling dry veneer graded-on-line to Laminated Veneer Lumber
(LVL) manufacturers was mixed in 1994. This operation resulted in revenue of $5,890,000 for 1994 on the sales of 23,339 mft of dry veneer at an average sales price of $252, compared to $4,343,000 on sales of 16,659 mft at an average sales price of $261 for 1993.

In 1994, a thinning operation of the Allen tree farm produced gross revenue of $59,500 from 92 mbf of logging. In 1993, thinning operations on three of the Company's tree farms, with the majority of volume from the Red Hill tree farm, produced gross revenue of $662,794 from 928 mbf of logging. In 1993, the Company realized additional revenue of $200,515 from the completion of logging two U.S. Forest Service timber contracts sold to a third party.

During 1994, employee count decreased from 201 at year end 1993 to 200 at 1994 fiscal year end. Interest expense decreased in fiscal 1994 from fiscal 1993 because the long-term loan held at Key Bank was paid in full.

The Company adopted Financial Accounting Standards Board Statement No. 106, "Accounting for Postretirement Benefits Other than Pensions", and Statement No. 109, "Accounting for Income Taxes", effective December 1, 1993. The net effect of these changes was a decrease of net income by $41,000, after tax, for Statement No. 106 and an increase of net income by $185,600 for Statement No. 109.


IMPACT OF INFLATION

Should the inflation rate stay consistent with the past three years, inflation will have a negligible affect on the Company. An increase to a double digit rate of inflation would increase the value of the Company's plant site property, timber and timberland holdings, but would deal a blow to the plywood plant. The primary impact would be the reduction of commercial and real estate development in a higher inflation period with increased interest rates. Higher interest rates would also affect the Company's line of credit borrowing and other financing which may be needed.


FACTORS AFFECTING FUTURE OPERATING RESULTS

Future operating results may be affected by further reductions in availability of raw materials domestically. As more companies expand their search for resources in foreign markets, those prices can be expected to increase accordingly. Capital projects, such as the installation of a lay-up line and veneer composer, may be required to improve the Company's utilization of the resources we are getting. The increased use of second growth timber products for peeling has reduced significantly the quality of veneer products, so capital improvements toward upgrading the veneer will be beneficial as well. Other options include finding sources of better quality veneer, which will probably be from foreign timber operations.

At the Annual Meeting of the Stockholders being held on March 30, 1996, the stockholders will be asked to vote on a merger agreement with Pioneer Merger, Inc. If this merger agreement is

LANE PLYWOOD, INC.                                                         viii
approved, the new ownership will have their own ideas about capital improvements and expansion of markets.

LIQUIDITY AND CAPITAL RESOURCES

The Company has in place an operating line of credit for $2,000,000, of which there was no balance outstanding at November 30, 1995. The line of credit is renewable in April of each year, and the Company believes the renewal of the line at similar levels and terms will be granted by the bank. In June 1995, the Company applied for a short-term loan for $1,000,000 at Bank of America, with essentially the same terms as the line of credit and secured by the Red Hill tree farm. The Company anticipated using this short-term financing for capital improvements, but none of the loan was ever used. The loan will expire in April 1996. In 1994, the Company had available an operating line of credit of $2,000,000 with $423,508 outstanding at November 30, 1994.



The Company has a money market account with a balance of $658,000 at November 30, 1995. The balance in investment accounts in 1994 was $600,000. During April 1995, money market funds held by the Company plus $400,000 from the line of credit were used to provide a cash payment of $1,262,157 to terminate the defined benefit pension plan held at Transamerica Life Insurance Company. The Company has been making periodic funding payments to the plan. During 1994 and 1993, funding payments were $216,494 and $60,000, respectively.



Due to the cash payment required to terminate the defined benefit pension plan, there was no income to pay dividends and, therefore, no dividends were declared in fiscal year 1995. On November 17, 1994, the Company declared a dividend of $.25 per share for all shareholders of record on November 30, 1994, which was paid on January 15, 1995. No dividends were declared in the prior two years. The Company's loan agreement with the bank limits annual dividends to a maximum of 25% of annual net profits, after taxes.

Net cash provided by (used in) operating activities was $(206,184), $599,544 and $544,699 in 1995, 1994 and 1993, respectively. Negative cash flows in 1995 were principally due to the payment in settlement of the pension obligation, less cash provided from a reduction in receviables of $586,624. Accounts receivable were lower by $586,624 as of November 30, 1995 compared to November 30, 1994 primarily due to a 22% decrease in sales footage and an 11% decrease in average selling prices during November 1995. Accounts payable were lower by $304,989 as of November 30, 1995 compared to November 30, 1994 due to a 27% reduction in the cost of manufacturing materials and a 17% reduction of purchased veneer during November 1995. Cash flows in 1994 were primarily provided by net income of $588,662. Cash flows in 1993 were provided primarily by the net income of $449,654.

Net cash (used in) financing activities was $(406,655), $(697,521) and $(277,613) for 1995, 1994 and 1993, respectively. In 1995, the use of $423,508 to pay down short-term bank debt was the primary use of cash in financing. In 1994, the Company changed from Key Bank of Oregon to Bank of America, and all loans to Key Bank were paid in full; the only remaining debt consisted of a loan from Oregon Business Development Fund for financing the purchase and installation of pollution control devices and a loan from Douglas County Bank for financing the purchase of the Allen tree farm in 1979. In 1994, the use of $348,938 to pay down long-term debt and $297,813 to pay down short-term debt was the primary use of cash. In 1993, the net cash used in financing resulted from the use of funds of $397,878 for a reduction in the book overdraft and a $384,465 reduction of long-term debt, less the proceeds from short-term financing of $505,180. Subsequent to fiscal year end 1995, the Company paid off the loan to the Oregon Business Development Fund in the amount of $61,000.


LANE PLYWOOD, INC.                                                           ix

Net cash provided by (used in) investing activities was $189,520, $(19,760) and $(179,307) for 1995, 1994 and 1993, respectively. In 1995, the primary use of cash for investing was for capital improvements of $187,112 offset by $376,632 received from the sale of assets. Capital improvements in 1995 included $77,104 to complete the conversion of the #4 dryer to gas, $50,810 for asset repairs and upgrades, and $59,199 for miscellaneous, rolling stock and safety improvements. In 1995, all capital improvements were paid from operations and from the line of credit. The primary use of cash for investing in 1994 was $197,560 in capital improvements, partially offset by proceeds of $177,800 from the disposition of property. In 1994, capital improvements were paid from the line of credit. The use of $421,000 cash for investing in 1993 was partially offset by proceeds of $242,000 from the disposition of property. In 1993, capital improvements of $365,000 were paid from the line of credit.



Projected capital improvements approved for the 1996 fiscal year include the installation of a lay-up line at $2,000,000. The lay-up line was first approved in 1994, and has been deferred pending the outcome of the merger vote.

The Company believes that its existing cash and cash equivalents, cash flow anticipated from operations, and funds available under its operating line of credit will be sufficient to meet its short-term working capital requirements. In addition, some of the Company's timber tracts are currently being held for sale and are classified as current assets. Management believes short-term liquidity can be provided through such disposition and that other timberlands provide a collateral base for long-term financing. Further, the Company believes that should the plans proceed regarding the installation of the lay-up line, financing would come from a long-term loan or lease arrangement. However, there can be no assurance that long-term financing will be available on terms deemed favorable by the Company.



LANE PLYWOOD, INC.                                                            x

REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Board of Directors
Lane Plywood, Inc.:


We have audited the accompanying balance sheets of Lane Plywood, Inc. as of November 30, 1995 and 1994, and the related statements of operations and retained earnings, and cash flows for each of the three fiscal years in the period ended November 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lane Plywood, Inc. as of November 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three fiscal years in the period ended November 30, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions in 1994. The provision for income taxes and cumulative effect for the change in accounting method recorded in 1994 have been restated in 1995 as described in Note 4.



                                             COOPERS & LYBRAND L.L.P.

                                             /s/ Coopers & Lybrand L.L.P.


Eugene, Oregon
January 5, 1996


LANE PLYWOOD, INC.                                                            1

BALANCE SHEETS
November 30, 1995 and 1994

                                                                                  1994
                                                                   1995         (Note 4)
                             ASSETS
Current assets:

  Cash and cash equivalents                                     $  658,289    $1,081,608
  Accounts receivable:
    Trade                                                         1,108,399     1,658,880
    Other                                                             2,187        38,330
    Less allowance for doubtful accounts                            (17,034)      (17,034)
  Inventories                                                       896,324       841,093
  Prepaid and other current assets                                   58,693       195,059
  Timber and timberlands, held for sale                             432,191       432,191
  Deferred tax assets                                               129,604        75,317
                                                                 ----------    ----------

         Total current assets                                     3,268,653     4,305,444

Property, plant and equipment, net                                2,374,914     2,444,997
Timber and timberlands, at cost less depletion                      615,165       624,976
Long-term defined benefit costs                                           0       154,622
                                                                 ----------    ----------
         Total assets                                            $6,258,732    $7,530,039
                                                                 ----------    ----------
                                                                 ----------    ----------


                           LIABILITIES

Current liabilities:
  Book overdraft                                                 $   95,202
  Current portion of long-term debt                                  29,388    $   27,164
  Short-term bank borrowing                                                       423,508
  Accounts payable, trade and other                                 796,903     1,234,420
  Accrued liabilities:
    Payroll and related benefits                                    486,492       404,003
    Income taxes payable                                            169,208        84,915
    Other liabilities                                                87,219       172,639
    Defined benefit obligation                                            0       216,000
                                                                 ----------    ----------
         Total current liabilities                                1,664,412     2,562,649

Long-term debt, net of current portion                               95,021       124,428
Long-term defined benefit obligation                                              378,230
Deferred taxes                                                       61,604        66,696
Postretirement health benefits                                      150,724        61,680
                                                                 ----------    ----------
         Total liabilities                                        1,971,761     3,193,683
                                                                 ----------    ----------

Contingencies (Notes 9 and 11)

                     STOCKHOLDERS' EQUITY

Common stock, no par value; 2,000,000 shares authorized,
  204,662 shares issued and outstanding in each year                535,509       535,509
Pension liability, excess of assets                                              (285,997)
Retained earnings                                                 3,751,462     4,086,844
                                                                 ----------    ----------
         Total stockholders' equity                               4,286,971     4,336,356
                                                                 ----------    ----------
         Total liabilities and stockholders' equity              $6,258,732    $7,530,039
                                                                 ----------    ----------
                                                                 ----------    ----------



The accompanying notes are an integral part of these financial statements.


LANE PLYWOOD, INC.                                                            2

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS for the fiscal years ended November 30, 1995, 1994 and 1993



                                                            1995            1994           1993
                                                                          (Note 4)
Net sales                                               $39,621,899     $37,772,648     $36,776,328
Cost of goods sold                                       38,027,294      36,327,036      35,560,305
                                                        -----------     -----------     -----------
        Gross profit                                      1,594,605       1,445,612       1,216,023

Gain on sale of equipment                                    13,797         162,244         186,990
Gain on sale of timber contracts                                                            200,515
Selling, general and administrative expenses             (1,062,462)       (803,451)       (847,130)
                                                        -----------     -----------     -----------

        Operating income                                    545,940         804,405         756,398

Loss on settlement of pension plan                       (1,357,676)
Gain on sale of land                                        319,557
Interest income                                              33,730           5,742          44,144
Interest expense                                            (81,325)       (114,553)       (115,888)
                                                        -----------     -----------     -----------
        Income (loss) before income taxes
          and cumulative effect of change
          in accounting principle                          (539,774)        695,594         684,654

Provision (benefit) for income taxes                       (204,392)        257,032         235,000
                                                        -----------     -----------     -----------
        Income (loss) before cumulative effect
          of change in accounting principle                (335,382)        438,562         449,654

Cumulative effect of change in accounting
  principle for income taxes (Note 4)                             0         185,600               0
                                                        -----------     -----------     -----------

        Net income (loss)                                  (335,382)        624,162         449,654
                                                        -----------     -----------     -----------

Retained earnings, beginning of year:
  As previously reported                                  4,051,344       3,513,848       6,023,994
  Adjustment (Note 4)                                        35,500               0               0
                                                        -----------     -----------     -----------
  As restated                                             4,086,844       3,513,848       6,023,994
                                                        -----------     -----------     -----------

Dividend declared ($.25 per share)                                          (51,166)
                                                                        -----------
Retirement of treasury shares (Note 6)                                                   (2,959,800)
                                                                                        -----------

Retained earnings, end of year                          $ 3,751,462     $ 4,086,844     $ 3,513,848
                                                        -----------     -----------     -----------
                                                        -----------     -----------     -----------

Average shares outstanding                                  204,662         204,662         204,662

Income (loss) per share before cumulative
  effect of change in accounting principle                   $(1.64)          $2.14           $2.20
Accounting change                                               .00             .91             .00
                                                             ------           -----           -----
        Net income (loss) per share, on
          average number of shares                           $(1.64)          $3.05           $2.20
                                                             ------           -----           -----
                                                             ------           -----           -----

The accompanying notes are an integral part of these financial statements.


LANE PLYWOOD, INC.                                                            3

STATEMENTS OF CASH FLOWS
for the fiscal years ended November 30, 1995, 1994 and 1993


                                                                           1994
                                                           1995          (Note 4)          1993
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

Cash flows from operating activities:
  Net income (loss)                                     $  (335,382)    $   624,162     $   449,654
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating activities:
    Depreciation                                            213,917         193,690         221,998
    Depletion of timber                                       9,811          27,632          93,679
    Gain on sale of property                               (333,354)       (162,549)       (186,990)
    Change in assets and liabilities:
     (Increase) decrease in:
        Receivables                                         586,624        (298,641)       (165,739)
        Inventories                                         (55,231)         91,291         (48,420)
        Prepaids and other current assets                  (127,248)        (70,070)        103,276
     Increase (decrease) in:
        Accounts payable and accrued liabilities           (304,989)        120,653          57,241
        Deferred accruals                                   139,668          73,376          20,000
                                                        -----------     -----------     -----------
        Net cash provided by (used in) operating
          activities                                       (206,184)        599,544         544,699
                                                        -----------     -----------     -----------

Cash flows from investing activities:
  Additions to property                                    (187,112)       (197,560)       (420,987)
  Proceeds from disposition of property                     376,632         177,800         241,680
                                                        -----------     -----------     -----------
        Net cash provided by (used in) investing
         activities                                         189,520         (19,760)       (179,307)
                                                        -----------     -----------     -----------

Cash flows from financing activities:
  Dividends paid                                            (51,166)
  Increase (decrease) in book cash overdraft                 95,202         (50,770)       (397,878)
  Proceeds from (payment of) short-term bank
    borrowing                                              (423,508)       (297,813)        505,180
  Payment of long-term debt                                 (27,183)       (348,938)       (384,465)
                                                        -----------     -----------     -----------
        Net cash used in financing activities              (406,655)       (697,521)       (277,163)
                                                        -----------     -----------     -----------

Net increase (decrease) in cash and cash equivalents       (423,319)       (117,737)         88,229
Cash and cash equivalents, beginning of year              1,081,608       1,199,345       1,111,116
                                                        -----------     -----------     -----------
Cash and cash equivalents, end of year                  $   658,289     $ 1,081,608     $ 1,199,345
                                                        -----------     -----------     -----------
                                                        -----------     -----------     -----------

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:
  Interest                                              $    82,218     $   114,553     $   116,624
  Income taxes, net of tax refund received                 (286,382)        171,616          42,394

SUMMARY OF NONCASH FINANCING ACTIVITIES:

Dividends declared but not paid                                         $    51,166


The accompanying notes are an integral part of these financial statements.


LANE PLYWOOD, INC.                                                            4

NOTES TO FINANCIAL STATEMENTS
November 30, 1995, 1994 and 1993


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    a. DESCRIPTION OF THE COMPANY: Lane Plywood, Inc. (the Company) manufactures plywood for sale and dries green veneer for both internal use in plywood manufacturing and external sales. Green veneer used in manufacturing and sold is purchased on the open market.

        The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiary, Lane International Marketing, Inc., which is an inactive company.

    b. CASH AND CASH EQUIVALENTS: Cash and cash equivalents include highly liquid investments with original maturities of three months or less. Cash equivalents consist of money market accounts with high quality institutions primarily on the West Coast. At times balances may exceed amounts insured by the Federal Deposit Insurance Corporation .

    c. ACCOUNTS RECEIVABLE: Trade accounts receivable is composed of uncollateralized receivables from customers throughout the United States. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential bad debts. In prior years, the Company has experienced negligible bad debts.

    d. INVENTORIES: Inventories are valued at the lower of cost or market, with cost being determined on the last-in, first-out (LIFO) method for substantially all inventories of the Company. The Company values its LIFO increments using its earliest acquisition costs.

    e. DEPRECIATION AND CAPITALIZATION POLICIES: Property, plant and equipment are depreciated using both straight-line and accelerated methods. Expenses for maintenance, repairs and minor improvements and additions are charged to expense as incurred. Major improvements and additions are added to the asset accounts. When property is sold or retired, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is recorded in income.

                                                       ESTIMATED
                                                      USEFUL LIVES

               Land improvements                     5 to 10 years
               Buildings                            10 to 20 years
               Machinery and equipment               3 to 10 years


Continued


LANE PLYWOOD, INC.                                                            5

November 30, 1995, 1994 and 1993


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued:

    f. TIMBER AND TIMBERLANDS: Timber and timberlands consist of the cost paid for tracts of timber net of accumulated depletion for timber harvested. Some of the timber tracts are currently being held for sale and are classified as current assets, and the remaining are being held for future growth and are classified as long-term assets.

    g. ENVIRONMENTAL EXPENDITURES: Expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

    h. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: The Company provides certain health care benefits for retired employees. Effective December 1, 1993, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The Company previously expensed the cost of these benefits as claims were incurred.

    i. INCOME TAXES: Effective December 1, 1993, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This Statement supersedes Accounting Principles Board (APB) Statement No. 11, "Accounting for Income Taxes". APB No. 11 required that income taxes be recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for timing differences.
        SFAS No. 109 requires the use of an asset and liability method of accounting for income taxes, which results in deferred income taxes being provided on temporary differences resulting from reporting transactions in different periods for financial reporting and income tax purposes.

    j. EARNINGS PER SHARE: Earnings per share are based upon the Company's average number of shares of common stock outstanding during the year.

    k.  RECLASSIFICATIONS:   Certain prior-year amounts have been reclassified
        to conform with the current-year presentation, which has no impact on net income or cash flows as previously reported.


LANE PLYWOOD, INC.                                                            6

November 30, 1995, 1994 and 1993



2.  INVENTORIES:

    Inventories at November 30 consist of the following:

                                              1995         1994
     Plywood                               $ 692,659    $ 492,840
     Veneer                                  629,424      791,842
     LIFO provision                         (488,260)    (512,428)
                                           ---------    ---------
                                             833,823      772,254
     Operating supplies                       62,501       68,839
                                           ---------    ---------
                                             896,324      841,093
                                           ---------    ---------
                                           ---------    ---------


    If the first-in, first-out method had been used instead of LIFO, the valuation assigned to total inventories would have been $1,384,584 and $1,353,521 at November 30, 1995 and 1994, respectively. In 1994, certain inventories were reduced, resulting in the liquidation of LIFO layers carried at lower costs prevailing in prior years as compared with the current cost of inventory. The effect of these inventory liquidations was to reduce cost of goods sold by approximately $54,576 or $.27 per share.

3.  PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment at November 30, at cost, consist of the following:

                                                      1995           1994
     Land                                         $   526,488     $   565,262
     Buildings                                      1,543,065       1,548,687
     Machinery and equipment                        8,140,732       7,959,833
     Construction in progress                          16,068          78,700
                                                  -----------     -----------
                                                   10,226,353      10,152,482
     Less accumulated depreciation                 (7,970,295)     (7,830,255)
                                                  -----------     -----------
                                                    2,256,058       2,322,227
                                                  -----------     -----------
     Idle equipment                                   118,856         122,770
                                                  -----------     -----------
                                                    2,374,914       2,444,997
                                                  -----------     -----------
                                                  -----------     -----------


Continued


LANE PLYWOOD, INC.                                                            7

November 30, 1995, 1994 and 1993


3.  PROPERTY, PLANT AND EQUIPMENT, Continued:

    The Company is holding certain assets as idle assets that are no longer used in the production process. These assets have been used primarily for the log hauling and veneer production operation that the Company suspended in 1992 and late 1991. At November 30, the idle assets consist of the following:


                                                          1995           1994
     Assets, at historical cost                       $ 3,441,412     $ 3,441,412
     Accumulated depreciation                          (3,322,556)     (3,318,642)
                                                      -----------     -----------
          Net book value                              $   118,856     $   122,770
                                                      -----------     -----------
                                                      -----------     -----------


    The Company believes in the event any of these assets are sold there will be no material loss on their disposition.

4.  TAXES ON INCOME:

    The provision (benefit) for income taxes consists of the following at November 30:

                                                1995          1994         1993
     Federal:
       Current                                $(145,013)    $135,053      $215,000
       Deferred                                 (24,951)      80,075        20,000
     State - deferred                           (34,428)      41,904             0
                                              ---------     --------      --------
                                              $(204,392)    $257,032      $235,000
                                              ---------     --------      --------
                                              ---------     --------      --------


    Upon adoption of SFAS No. 109 on December 1, 1993, the Company recorded the cumulative effect of the change in accounting. The amount of cumulative effect benefit previously recorded in 1994 of $55,000 has been restated to $185,600 ($.91 per share), and the deferred tax component of the 1994 provision for income taxes was increased by $95,100 to properly reflect the cumulative effect of the adoption of SFAS No. 109. The effect of the restatement was to decrease 1994 income before cumulative effect of change in accounting principle from $533,662 to $438,562 ($2.61 per share to $2.14 per share), and to increase 1994 net income by $35,500 from $588,662 to $624,162 ($2.88 per share to $3.05 per share).

    The components of deferred tax provision in 1993 were depreciation of $60,000, less deferred workers' compensation of $40,000.

Continued


LANE PLYWOOD, INC.                                                            8

November 30, 1995, 1994 and 1993


4.  TAXES ON INCOME, Continued:

    The difference between the statutory federal income tax rate and the Company's effective rate is summarized as follows:

                                                    1995     1994        1993
     Federal                                      (34.0)%    34.0%      34.0%
     State                                         (6.4)      6.0
     Other differences, net                         2.6      (3.0)        .3
                                                  -----      ----       ----
                                                  (37.8)%    37.0%      34.3%
                                                  -----      ----       ----
                                                  -----      ----       ----


    The Company has approximately $985,000 of state net operating loss (NOL) carryforwards which can be used to reduce future state taxable income, which expire through 2006.

    The components of the net deferred tax asset/liability at November 30, 1995 and 1994 are as follows:

                                                               1995       1994
     Assets:
       Vacation accrual                                     $ 63,200     59,000
       Postretirement benefits other than pensions            57,300     23,500
       Workers' compensation accrual                          43,800     32,000
       Reforestation reserve                                             17,000
       Environmental liability                                32,300
       State net operating loss carryforward                  61,000     35,500
       Other                                                  17,400     33,621
                                                            --------   --------
                                                             275,000    200,621
                                                            --------   --------
     Liabilities:
       Excess tax over book depreciation                     207,000    168,000
       Pension payments                                            0     24,000
                                                            --------   --------
                                                             207,000    192,000
                                                            --------   --------
            Net deferred tax asset                          $ 68,000   $  8,621
                                                            --------   --------
                                                            --------   --------

     Balance sheet classification:
       Current deferred income taxes                        $129,604   $ 75,317
       Deferred income taxes                                  61,604     66,696
                                                            --------   --------

            Net deferred tax asset                          $ 68,000   $  8,621
                                                            --------   --------
                                                            --------   --------


    The Company has recognized a deferred tax asset related to the State net operating loss carryforward. If the Company consummates the merger as described in Note 12, this asset may not be realized.


LANE PLYWOOD, INC.                                                            9

November 30, 1995, 1994 and 1993


5.  NOTES PAYABLE AND LONG-TERM DEBT:

    At November 30, long-term debt consisted of the following:

                                                                1995         1994
     Purchase contract at 8.03%, due in 1999, $1,666
     monthly payment including interest, collateralized
     by certain assets                                        $ 62,076     $76,452

     Purchase contract at 8%, due in 1999, $18,802 annual
     payment plus interest, collateralized by certain assets    62,333       75,140
                                                              --------     --------
                                                               124,409      151,592
     Less current portion                                       29,388       27,164
                                                              --------     --------
                                                              $ 95,021     $124,428
                                                              --------     --------
                                                              --------     --------

    Subsequent to fiscal 1996, repayment of principal on the above indebtedness is as follows:

               1997                                         $31,793
               1998                                          34,390
               1999                                          28,838
                                                            -------
                                                            $95,021
                                                            -------
                                                            -------

    Under a short-term line of credit with the bank, collateralized by accounts receivable, inventory and machinery, the Company may borrow up to a maximum of $2,000,000 with interest at the bank's variable basic rate (8.75% at November 30, 1995; average interest rate of 9.79%) plus 1% with April 30, 1996 expiration. During fiscal year 1995, the maximum borrowing under this line was $824,798 and the average borrowing equaled $371,728. There was no principal outstanding at November 30, 1995. The bank charges the line of credit to cover checks presented which exceed the Company's cash on deposit.

    The loan agreement pertaining to the short-term line of credit with the bank contains, among other things, certain requirements as to the maintenance of working capital, net worth and debt to net worth, and restrictions as to the level of capital and lease expenditures, the incurrence of debt, investments and payment of cash dividends. At November 30, 1995, the Company is in compliance with all loan requirements. Under the most restrictive requirements, the Company must maintain $3,600,000 of stockholders' equity and $775,000 working capital after allowances for accounting entries relating to the defined benefit pension plan.

    The Company has an additional short-term line of credit, collateralized by certain real property, which was not used during 1995. Under this agreement, the Company may borrow up to a maximum of $1,000,000, with interest at the bank's variable basic rate plus 1%, with an April 30, 1996 expiration. At November 30, 1995, there was no principal outstanding.


LANE PLYWOOD, INC.                                                           10

November 30, 1995, 1994 and 1993


6.  STOCKHOLDERS' EQUITY:

    The Company's loan agreement with the bank includes a limitation on the payment of dividends. In 1995, the maximum dividend allowed was 25% of annual net profits, after taxes.

    Pursuant to Oregon law, shares of common stock reacquired by a corporation constitute unissued shares. Accordingly, during the year ended November 30, 1993, the Company retired 510,912 shares held in treasury that were accounted for as treasury shares at cost.

7.  SALES TO CUSTOMERS:

    Five customers account for most of the sales throughout the United States. Receivables resulting from sales are uncollateralized. Sales included net sales to a customer in the amounts $16,686,925, $16,706,383 and $19,054,472 for the years ended 1995, 1994 and 1993, respectively. Another customer accounted for net sales of $1,504,176, $1,771,410 and $4,279,621 in 1995,
    1994 and 1993, respectively. In the opinion of management, the loss of any customer would not materially affect the Company's net income. The Company's products are commodity items and are sold at prevailing market rates; therefore, these customers could be replaced.

8.  PENSION PLANS:

    The Company has a defined contribution plan which covers all its employees and through April 11, 1995 had a noncontributory defined benefit plan. On December 31, 1987, the defined benefit plan was suspended and all future benefits were frozen. In April 1995, the Company entered into an agreement to transfer sufficient assets to Transamerica Life Insurance Co. and purchased annuities to fully settle the defined benefit plan and to relieve the Company of any further obligation.

    A pre-tax loss of $1,357,676 was recognized on settlement of the defined benefit plan in 1995 pursuant to Statement of Financial Accounting Standards (SFAS) No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The amount of the loss on settlement varied from the estimate of the loss available to the Company on January 5, 1995, when the Board adopted a resolution to terminate the plan primarily because of a change in interest rates.


Continued


LANE PLYWOOD, INC.                                                           11

November 30, 1995, 1994 and 1993


8.  PENSION PLANS, Continued:

    Subject to applicable limitations prescribed under the Internal Revenue Code, participants may elect to make salary reduction 401(k) contributions to the defined contribution plan of up to 15% of their compensation. In addition, the Company may, but is not required, to make contributions to the defined contribution plan for any year.

    Company contributions to the defined contribution plan are made and allocated based upon each participant's compensation. As defined in the contribution plan, "compensation" means a participant's straight-time pay, plus two-thirds of overtime, holiday and vacation pay, plus any salary reduction contribution made by the participant to the plan. Company contributions to the defined contribution plan were $285,802, $269,458 and $256,259 in 1995, 1994 and 1993, respectively. In 1994 and 1993, the
    Company funded the defined benefit plan in accordance with the recommendations of the plan's actuary. Total expense under these plans, including the settlement loss incurred by the retirement of the defined benefit plan, was $1,643,478 in 1995, $384,759 in 1994 and $337,690 in 1993.

9.  INCENTIVE PROFIT SHARING PLAN:

    The Company has an incentive profit sharing plan which provides for bonus payments to eligible employees. The total bonus distribution to eligible employees is based on 30% of income before income taxes, adjusted for the effect of major gains or losses on dispositions of assets, if any, and adjusted for the effect of inventory costs determined under the LIFO method (see Note 1) in excess of a base provision equal to the sum of 5% of stockholders' equity and 10% of long-term debt at the beginning of the fiscal year.

    During the period March 1, 1981 to July 31, 1983, wages and salary rates for all employees were either reduced or restored dependent upon the Company's financial position. An accumulation of the net earnings reduction due to the reduced wage and salary rates during this period was maintained for this group of employees and, as provided in the incentive profit sharing plan, were to be paid out of 20% of the future profits when realized and as defined in the incentive profit sharing plan. There were no payments due under the plan for 1995. The amount of payments due for 1994 and 1993 under the terms of the plan for this class of employees was $77,491 and $44,638, respectively. At November 30, 1995, the accumulated amount of earnings eligible for future payment, contingent upon future profits as defined by the plan, totaled $868,262. The remaining 10% of profits earned in accordance with the incentive profit sharing plan are distributed to all eligible employees. There were no bonus wages accrued in 1995; bonus wages were accrued in the amount of $38,745 in 1994 and $22,319 in 1993.


LANE PLYWOOD, INC.                                                           12

November 30, 1995, 1994 and 1993


10. POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS:

    As discussed in Note 1, effective December 1, 1993, the Company adopted SFAS No. 106.

    Accumulated postretirement benefit obligation as of November 30:

                                                            1995         1994
     Retirees                                             $ 22,900     $ 14,558
     Fully eligible plan participants                       10,782        8,047
     Other active plan participants                        482,290      424,615
                                                          --------     --------
          Accumulated postretirement benefit obligation
            (the plan is not funded)                       515,972      447,220

     Unrecognized net transition obligation                365,248      385,540
                                                          --------     --------
     Postretirement benefit obligation included in the
        balance sheet at November 30                      $150,724     $ 61,680
                                                          --------     --------
                                                          --------     --------


    Net periodic postretirement benefit cost for the year ended November 30 consisted of the following components:


                                                            1995         1994
     Service cost                                         $ 49,546     $ 26,895
     Interest cost                                          33,542       32,467
     Amortization of transition obligation                  20,292       20,292
                                                          --------     --------
          Net periodic postretirement benefit expense     $103,380     $ 79,654
                                                          --------     --------
                                                          --------     --------

    The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 9% until 2001 and 5% thereafter in 1995 (10% until 1999 and 6% thereafter in 1994). A one percentage point increase in the assumed health care cost trend for each year would increase the accumulated postretirement benefit obligation as of November 30, 1995 and net postretirement health care cost by approximately 10.5%. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 1995 and 8.5% in 1994. Postretirement health care benefits paid on behalf of retired employees were $14,336 in 1995, $17,974 in 1994 and $22,067 in 1993.


LANE PLYWOOD, INC.                                                           13

November 30, 1995, 1994 and 1993


11. CONTINGENCIES:

    a. RETROSPECTIVE RATED INSURANCE: The Company purchases insurance policies subject to retrospective adjustments for workers' compensation costs. At November 30, 1995, management has accrued all costs estimated as payable under these policies. The Company's maximum retrospective premium exposure is approximately $450,000.

    b. CLAIMS AND OTHER LEGAL PROCEEDINGS: The Company is involved in claims incurred in the normal course of business. In the opinion of management, the ultimate outcome of these claims will not have a material effect on the Company's results of operations.

    c. ENVIRONMENTAL ISSUES: Federal, state and local laws and regulations establishing standards and requirements for protection have increased in number and scope in recent years. The Company cannot predict the future impact of such standards and requirements, which are subject to change and can be retroactive. The Company continues to monitor the status of these laws and regulations. Such monitoring involves the review of past and current operations and properties. To the best of its knowledge, the Company believes it is in substantial compliance with such current laws and regulations.

        As of November 30, 1995, the Company has made an accrual based on the current estimate to bring the Company in compliance with existing environmental laws and regulations with respect to an environmental matter. Based in part on advice from its experts, management has estimated that future costs will be approximately $85,000, and the Company has accrued this amount as the best estimate of the future costs. The Company is aware of other potential environmental issues arising out of situations existing on or in certain of its properties, at which there may be future costs incurred for environment study and remediation. Management's opinion is that the Company is not currently obligated to incur such costs, and the Company did not contribute to the environmental issue. Management believes that others will be responsible for any such costs and costs, if any, related to these issues will not be material to the financial position of the Company. However, the potential future environmental costs may increase due to such factors as: the identification of additional contaminated areas; advances in technology; and changes in environmental laws and regulations and their applications.

12. SUBSEQUENT EVENT

    The Directors of the Company have executed an Agreement and Plan of Merger for the sale of all of Lane Plywood, Inc.'s shares of common stock. The merger must be approved by the shareholders. The shareholder vote is scheduled to occur at the annual shareholders' meeting, which is tentatively scheduled for March 30, 1996.


LANE PLYWOOD, INC.                                                           14